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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 001-15035

(Check One):      [_] Form 10-K     [_] Form 20-F    [_] Form 11-K
[X] Form 10-Q     [_] Form 10-D     [_] Form N-SAR   [_] Form N-CSR

For Period Ended: December 31, 2005
                  -----------------

[_]   Transition Report on Form 10-K

[_]   Transition Report on Form 20-F

[_]   Transition Report on Form 11-K

[_]   Transition Report on Form 10-Q

[_]   Transition Report on Form N-SAR

For the Transition Period Ended:  _________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________

                                     PART I
                             REGISTRANT INFORMATION

                                Able Energy, Inc.
                                -----------------
                             Full Name of Registrant


                         ------------------------------
                            Former Name if Applicable

                               198 Green Pond Road
                               -------------------
            Address of Principal Executive Office (STREET AND NUMBER)


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                           Rockaway, New Jersey 07866
                           --------------------------
                            City, State and Zip Code

                                     PART II
                             RULE 12B-25(B) AND (C)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]     (b)      The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                 N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the
                 prescribed due date; and
[_]     (c)      The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

        State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

        The registrant was not able to file its Quarterly Report on Form 10-Q within the prescribed time period because it has experienced delays in the collection, analysis and disclosure of certain information required to be included in (or otherwise necessary in connection with) the preparation and filing of the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Gregory D. Frost         (212)              944-2200
          ----------------------------------------------------
               (Name)           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes     [_] No

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(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [X] Yes     [_] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        It is anticipated we will report a net loss for the three months ended December 31, 2005 of approximately $1.9 million compared to net income of approximately $54,000 for the three months ended December 31, 2004. The net change is principally related to charges of approximately $1.3 million related to the amortization of the beneficial value ascribed to conversion rights of the convertible debentures sold in July 2005 and value of warrants issued in connection with the convertible debentures and conversion of a note payable.





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                                Able Energy, Inc.
                                -----------------
                (Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 15, 2006                 ABLE ENERGY, INC.

                                        By: /s/ Gregory D. Frost
                                            --------------------
                                        Name:   Gregory D. Frost
                                        Title:  Chief Executive Officer








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